Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The board of directors

Statoil ASA

We consent to the use of our reports dated March 9, 2017, with respect to the consolidated balance sheets of Statoil ASA as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report with respect to the 2016 consolidated financial statements refers to a change in presentation currency from Norwegian Kroner to US Dollar.

/s/ KPMG AS

Stavanger, Norway

26 October 2017